UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

LOGICVISION, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 Par Value Per Share
(Title of Class of Securities)

54140W 10 7
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

JAMES T. HEALY
President and Chief Executive Officer
LogicVision, Inc.
25 Metro Drive, Third Floor
San Jose, California 95110
(408) 453-0146

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

STANTON D. WONG
JUSTIN D. HOVEY
Pillsbury Winthrop Shaw Pittman LLP
P.O. Box 7880
San Francisco, California 94120
(415) 983-1200

____________________

CALCULATION OF FILING FEE

Transaction Value*	Amount of Filing Fee**
$1,493,000	$159.75

____________________
*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all options to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new options and cancelled pursuant to this offer. These options have a value of $1,493,000 calculated using the Black-Scholes method based upon the average of the high and low prices of the issuer’s common stock as reported on the NASDAQ Global Market on January 31, 2007.

**	The amount of the filing fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $107.00 for each $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

2

Item 1. Summary Term Sheet.

     The information set forth under “Summary Term Sheet — Questions and Answers” in the Exchange Offer, dated February 7, 2007 (the “Exchange Offer”), attached hereto as Exhibit (a)(1)(A), is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) Name and Address. The issuer is LogicVision, Inc., a Delaware corporation (“LogicVision” or the “Company”). LogicVision’s principal executive offices are located at 25 Metro Drive, Third Floor, San Jose, California 95110 and the telephone number of its principal executive offices is (408) 453-0146.

     (b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by LogicVision to eligible employees to exchange some or all of their outstanding stock options (the “Eligible Options”) to purchase shares of LogicVision common stock, par value of $0.0001, granted under the LogicVision, Inc. 2000 Stock Incentive Plan (the “2000 Plan”) or the LogicVision, Inc. 1994 Flexible Stock Incentive Plan (the “1994 Plan”) for new options (in each case, the “New Options”) to be granted under the 2000 Plan. This offer is being made upon the terms and subject to the conditions set forth in the Exchange Offer and in the related accompanying Election Form, attached hereto as Exhibit (a)(1)(D).

     The Exchange Offer is being made to Company employees who, as of February 7, 2007, the date the Exchange Offer commenced, are actively employed by the Company and have Eligible Options. These employees are collectively referred to as the “Eligible Employees.” To remain eligible to tender Eligible Options for exchange and cancellation, and receive New Options, the Eligible Employees must remain an Eligible Employee and must not have received nor have given a notice of termination prior to the date that the Exchange Offer closes.

     The information set forth in the Exchange Offer under “Summary Term Sheet — Questions and Answers,” Section 1 (“Number of Eligible Options; Eligible Employees; Expiration Date of the Exchange Offer”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 7 (“Price Range of Common Stock”) and Section 8 (“Source and Amount of Consideration; Terms of New Options”) is incorporated herein by reference.

     (c) Trading Market and Price. The information set forth in the Exchange Offer under Section 7 (“Price Range of Common Stock”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     The information set forth under Item 2(a) above and in the Exchange Offer under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of LogicVision”) is incorporated herein by reference. The Company is both the filing person and the subject company.

Item 4. Terms of the Transaction.

     (a) Material Terms. The information set forth in the Exchange Offer under “Summary Term Sheet — Questions and Answers,” Section 1 (“Number of Eligible Options; Eligible Employees; Expiration Date of the Exchange Offer”), Section 3 (“Procedures for Tendering Eligible Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”), Section 6 (“Conditions of this Exchange Offer”), Section 8 (“Source and Amount of Consideration; Terms of New Options”), Section 9 (“Information Concerning LogicVision; Financial Information”); Section 11 (“Status of Eligible Options Acquired by Us in this Exchange Offer; Accounting Consequences of this Exchange Offer”), Section 12 (“Legal Matters; Regulatory Approvals”), Section 13 (“Material Tax Consequences”), and Section 14 (“Extension of Exchange Offer; Termination; Amendment”) is incorporated herein by reference.

     (b) Purchases. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of LogicVision”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of LogicVision”) is incorporated herein by reference. The 2000 Plan, the 1994 Plan and related option agreements included with the Exchange Offer attached hereto as Exhibits (d)(1), (d)(2), (d)(3), (d)(4) and (d)(5) also contain information regarding the subject company’s securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) Purposes. The information set forth in the Exchange Offer under Section 2 (“Purpose of this Exchange Offer”) is incorporated herein by reference.

     (b) Use of Securities Acquired. The information set forth in the Exchange Offer under Section 5 (“Acceptance of Eligible Options for Exchange; Issuance of New Options”) and Section 11 (“Status of Eligible Options Acquired by Us in this Exchange Offer; Accounting Consequences of this Exchange Offer”) is incorporated herein by reference.

     (c) Plans. The information set forth in the Exchange Offer under Section 9 (“Information Concerning LogicVision; Financial Information”) and Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of LogicVision”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a) Source of Funds. The information set forth in the Exchange Offer under Section 8 (“Source and Amount of Consideration; Terms of New Options”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

     (b) Conditions. The information set forth in the Exchange Offer under Section 6 (“Conditions of this Exchange Offer”) is incorporated herein by reference.

     (d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a) Securities Ownership. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of LogicVision”) is incorporated herein by reference.

     (b) Securities Transactions. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of LogicVision”) is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

     Not applicable.

Item 10. Financial Statements.

     (a) Financial Information. The information set forth in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, the Company’s Current Report of Form 8-K, filed with the SEC on January 31, 2007, containing financial results for the quarter and year ended December 31, 2006, and the financial information contained in the Exchange Offer under Section 9 (“Information Concerning LogicVision; Financial Information”) and Section 16 (“Additional Information”) is incorporated herein by reference.

     (b) Pro Forma Information. Not applicable.

Item 11. Additional Information.

     (a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Exchange Offer under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning any Securities of LogicVision”), Section 12 (“Legal Matters; Regulatory Approvals”) and Risk Factors is incorporated herein by reference.

     (b) Other Material Information. Not applicable.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Exchange Offer for Certain Outstanding Options for New Stock Options, dated February 7, 2007.

(a)(1)(B)	Presentation to Eligible Employees of LogicVision, Inc., dated February 7, 2007.

(a)(1)(C)	Memo to Eligible Employees of LogicVision, Inc., dated February 7, 2007.

(a)(1)(D)	Election Form.

(a)(1)(E)	Notice of Withdrawal.

(a)(1)(F)	Form of Communication to Eligible Employees Participating in the Exchange Offer Confirming Receipt of Election Form.

(a)(1)(G)	Form of Communication to Eligible Employees Confirming Receipt of Notice of Withdrawal.

(a)(1)(H)	Form of Rights Letter to Eligible Employees Participating in the Exchange Offer.

(a)(1)(I)	Form of Communication to Eligible Employees Rejecting the Election Form under the Exchange Offer.

(a)(1)(J)	Form of Communication to Eligible Employees Rejecting the Notice of Withdrawal under the Exchange Offer.

(a)(1)(K)	Form of Reminder Email to Eligible Employees.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(b)	Not applicable.

Exhibit No.	Description

(d)(1)	1994 Flexible Stock Incentive Plan, as amended (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (File No. 333-74336)).

(d)(2)	Form of agreements under the 1994 Flexible Stock Incentive Plan (incorporated by reference to the exhibit of the same number to the Company’s Registration Statement on Form S-1 (File No. 333-43654)).

(d)(3)	Amended and Restated 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004).

(d)(4)	Amendments Nos. 1 and 2 and Addendum to Amended and Restated 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003).

(d)(5)	Form of agreement under the 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003).

(g)	Not applicable.

(h)	Not applicable.

Item 13. Information Required by Schedule 13E-3.

     Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LogicVision, Inc.

By:	/s/ James T. Healy

Name:	James T. Healy
Title:	President and Chief Executive Officer

Date:	February 7, 2007

INDEX TO EXHIBITS

Exhibit No.	Description
(a)(1)(A)	Exchange Offer for Certain Outstanding Options for New Stock Options, dated February 7, 2007.
(a)(1)(B)	Presentation to Eligible Employees of LogicVision, Inc., dated February 7, 2007.
(a)(1)(C)	Memo to Eligible Employees of LogicVision, Inc., dated February 7, 2007.
(a)(1)(D)	Election Form.
(a)(1)(E)	Notice of Withdrawal.
(a)(1)(F)	Form of Communication to Eligible Employees Participating in the Exchange Offer Confirming Receipt of Election Form.
(a)(1)(G)	Form of Communication to Eligible Employees Confirming Receipt of Notice of Withdrawal.
(a)(1)(H)	Form of Rights Letter to Eligible Employees Participating in the Exchange Offer.
(a)(1)(I)	Form of Communication to Eligible Employees Rejecting the Election Form under the Exchange Offer.
(a)(1)(J)	Form of Communication to Eligible Employees Rejecting the Notice of Withdrawal under the Exchange Offer.
(a)(1)(K)	Form of Reminder Email to Eligible Employees.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Not applicable.
(b)	Not applicable.
(d)(1)	1994 Flexible Stock Incentive Plan, as amended (incorporated by reference to Exhibit 99.2 to the Company’s Registration Statement on Form S-8 (File No. 333-74336)).
(d)(2)	Form of agreements under the 1994 Flexible Stock Incentive Plan (incorporated by reference to the exhibit of the same number to the Company’s Registration Statement on Form S-1 (File No. 333-43654)).
(d)(3)	Amended and Restated 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004).
(d)(4)	Amendments Nos. 1 and 2 and Addendum to Amended and Restated 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003).

(d)(5)	Form of agreement under the 2000 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2003).
(g)	Not applicable.
(h)	Not applicable.